THE ADVISORY BOARD COMPANY

2009

ANNUAL REPORT

THE ADVISORY BOARD COMPANY

THE ADVISORY BOARD IN BRIEF

The Advisory Board Company provides best practice research and analysis to the health care and education sectors, focusing on business strategy, operations, and general management issues. Our research services are offered through discrete membership programs to more than 2,700 hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, and universities.

Our business model is predicated on the view that there are economies of intellect in the sectors we serve, compelling intellectual advantages to large numbers of health systems, corporations, and clinicians (as well as colleges, universities, and educators) collaborating to identify ideas with potential to shape their industries. By providing a standardized set of services, we are able to spread our largely fixed program cost structure across our membership base of participating organizations. This economic model allows us to provide our members with access to industry best practices at a fraction of the cost of a customized analysis performed by a major consulting firm.

For a fixed fee, members of each of our programs typically have access to an integrated set of services designed to provide valuable, timely information derived from lessons learned from the industry's most progressive participants. These services can include:

- Best practice research studies
- Executive education seminars
- Customized research briefs
- Web-based access to content databases, decision-support and business intelligence tools

We strive to provide our members with an unparalleled level of service. Our hope is that our members conclude that they do not work with any other organization so dedicated to intelligent service and that therefore there is little question as to their long-term commitment to working with us.



REPRESENTATIVE ADVISORY BOARD MEMBERS

Academic Medical Centers

Beth Israel Medical Center
Brigham and Women's Hospital
Glendale Adventist Medical Center
Hospital of the University of Pennsylvania
Indiana University Medical Center
Johns Hopkins Health System
Loyola University Health System
Massachusetts General Hospital
Montefiore Medical Center
MUSC Medical Center
New York University Langone Medical Center
North Carolina Baptist Hospitals
Northwestern Memorial Hospital
The Ohio State University Medical Center
Stanford Hospitals and Clinics
UCLA Medical Center
University of Alabama Hospital
University of California-Davis Medical Center
University of Chicago Hospitals
University of Maryland Medical Center
University of Michigan Medical Center
University of Nebraska Medical Center
University of Wisconsin Hospital
Yale-New Haven Hospital

Teaching Hospitals

Albert Einstein Medical Center
Bayview Medical Center
Detroit Medical Center
Detroit Receiving Hospital
Grace Hospital
Grady Memorial Hospital
Harborview Medical Center
Harper University Hospital
Harris County Hospital District
Hurley Medical Center
Lenox Hill Hospital
Long Beach Memorial Medical Center
Overlook Hospital
Parkland Memorial Hospital
Queen's Medical Center
Saint Mary's Hospital
Scott and White Memorial Hospital
Sinai Hospital of Baltimore
St. Luke's Episcopal Hospital
St. Luke's-Roosevelt Hospital Center
St. Vincent Healthcare
University of East Carolina Hospital
William Beaumont Hospital

Major Health Systems

Adventist Health
Ardent Health Services
Ascension Health
Atlantic Health System
Aurora Health Care
Baptist Health System
Baylor Health System
BJC Health System
Bon Secours Health System
Carilion Health System
Catholic Healthcare Partners
Catholic Healthcare West
Catholic Health Initiatives
Cedars-Sinai Health System
Clarian Health Partners
Cleveland Clinic Health System
Continuum Health Partners
Fairview Hospital and Health System
HCA
HealthEast Care System
Henry Ford Health System
Iasis Healthcare
Legacy Health System
New York Health & Hospitals Corporation
OSF Healthcare System
Partners HealthCare
Providence Health and Services
Scripps Health
Sharp HealthCare
SSM Healthcare
Sutter Health
Tenet Health System
Texas Health Resources
Trinity Health
Vanguard Health
Veterans Integrated Health Networks
Wheaton Franciscan Services

Clinics and Specialty Hospitals

Baptist Memorial Hospital for Women
Children's Healthcare of Atlanta
Children's Hospital—Boston
Children's Hospital of Los Angeles
Children's Medical Center of Dallas
Children's National Medical Center
Cleveland Clinic Foundation
Dana-Farber Cancer Institute



H. Lee Moffitt Cancer Center
Hospital for Special Surgery
Kaiser Foundation Hospitals
Karmanos Cancer Institute
Mayo Foundation
Memorial Sloan-Kettering Cancer Center
Methodist Specialty and Transplant Hospital
Nemours
Ochsner Clinic Foundation
Presbyterian Specialty Hospital
Roswell Park Cancer Institute
University Specialty Hospital
University of Texas M.D. Anderson Cancer Center

Community Hospitals

Bronx-Lebanon Hospital Center
Cape Cod Hospital
Cape Fear Valley Medical Center
Charleston Area Medical Center
Danbury Hospital
DCH Regional Medical Center
Eastern Maine Medical Center
Gratiot Community Hospital
Heartland Regional Medical Center
Ingham Regional Medical Center
Lutheran Hospital
Maimonides Medical Center
Maine Medical Center
Medical Center of Central Georgia
Mississippi Baptist Medical Center
Mount Clemens General Hospital
Northside Hospital
Norwalk Hospital
Reading Hospital and Medical Center
Renown Health
Resurrection Medical Center
Rural Wisconsin Health Cooperative
Saint Francis Hospital
Sibley Memorial Hospital
St. Joseph Regional Medical Center
St. Luke's Hospital
St. Luke's Regional Medical Center
St. Mary's Regional Medical Center
Tucson Medical Center
Valley Baptist Medical Center

Health Care Corporations

Aetna
Amgen, Inc.
Aptium Oncology
Boston Scientific Corporation
California HealthCare Foundation
Cardinal Health
CIGNA
Eli Lilly and Company
GE Healthcare Integrated IT Solutions
Hammes Company
The Hewlett-Packard Company
Hill-Rom
HOK
Kaiser Permanente
McKesson
MedCath, Inc.
Medtronic, Inc.
Microsoft Health Solutions Group
Nortel
Novartis Pharmaceuticals Corporation
Pfizer
Philips Medical Systems, N.A.
Roche Laboratories
Sanofi-Aventis Pharmaceuticals
Sheridan Healthcare
Siemens Medical Solutions, USA
SmithGroup
St. Jude Medical Inc.
Stryker
Varian Medical Systems

Universities

Baylor University
Carnegie Mellon University
Dartmouth College
Duke University
Georgetown University
Indiana University
Kent State University
Middle Tennessee State University
New York University
Oregon State University
Rice University
Syracuse University
University of California-Berkeley
University of Nebraska
University of Utah
Wake Forest University

Annual Revenues
for Fiscal Years Ending March 31
(In Millions)



$141.6
$165.0
$189.8
$218.9
$230.4
'05
'06
'07
'08
'09

Adjusted Net Income[1]
for Fiscal Years Ending March 31
(In Millions)



$20.6
$27.4
$27.4
$32.1
$21.5
'05
'06
'07
'08
'09

Adjusted Earnings per Diluted Share[1]
for Fiscal Years Ending March 31



$1.07
$1.37
$1.41
$1.72
$1.30
'05
'06
'07
'08
'09

Adjusted Cash Flow from Operations[2]
for Fiscal Years Ending March 31
(In Millions)



$44.2
$51.2
$57.2
$66.3
$40.0
'05
'06
'07
'08
'09

[1] Adjusted results for FY05 and FY06 are not presented in accordance with accounting principles generally accepted in the United States (GAAP). See page 13 for a reconciliation of GAAP to adjusted results.

[2] FY07, FY08, and FY09 Adjusted Cash Flow from Operations is not a GAAP measure and includes $7.0 million, $6.0 million, and $0.3 million, respectively, in tax benefits associated with the exercise of employee stock options recorded under GAAP as cash flow from financing activities in accordance with FAS 123(R).

TO OUR SHAREHOLDERS

Across the last twelve months, the industries we serve—and, indeed, the whole of the world economy—have undergone unprecedented disruptive change. I am proud to report that in these challenging times The Advisory Board Company remains the trusted guide to the health care and education sectors and continues to deliver exceptional value to our members through our research, analytical tools, and advisory services. Our revenue growth and our institutional renewal rate of 88 percent stand as testaments to our privileged position in these industries and to our members' critical need for our work. We close the year more committed than ever to providing our members the insight and support that they need to address their most critical business issues.



Our institutional renewal rate of 88 percent stands as testament to our privileged position in the health care and education industries and to the strong value that our members derive from our work.

In this regard, our achievements across Fiscal Year 2009 were significant. Our timely and thorough response to the economic downturn through our *Leadership Through the Downturn* series earned praise from across the membership and reached thousands of executives at a time when our guidance was most needed. Our new program development this year has been similarly robust. In health care, we launched new programs to address the high-priority issues of physician management and revenue integrity, as well as the evergreen challenge of improving the front end of the revenue cycle, patient registration. We also strengthened our portfolio in the education sector with a new program serving University Business Executives. These launches brought our total number of programs to 41, through which we now serve a membership of more than 2,800 of the most progressive organizations in health care and higher education.

While our financial results relative to prior years were impacted by the broader economy, this year we were nonetheless able to grow our revenues, hold contract value steady, and continue returning cash to shareholders through our share repurchase plan. We enter Fiscal Year 2010 with a solid balance sheet, strong cash position, and a continued track record of sound financial management. Further, our continued expansion of reach and impact across the industries we serve gives us confidence in our ability to build on our strong foundation for years to come.

20+
Years of Intellectual Assets

41
Programs

2,800
Member Institutions

6,000
Participating CEOs and COOs

19,000
Users of Web-Based Tools

A Premium on Member Impact

Intense focus on driving tangible impact for our members has always been a keystone of our mission. In today's environment where executives must defend their every expense, this ideal becomes a critical success factor for our business. Never has it been more important to ensure that our organization is nimble, that we uncover timely insights, and that we translate ideas quickly into meaningful performance improvements for our members.

Our on-point research and effective delivery channels have allowed us to achieve these goals again this year. In recent months, we have focused our agendas increasingly on the urgent issues posed by the economy—particularly the five critical imperatives of maximizing revenue capture, containing supply costs, managing labor costs, reprioritizing capital allocation, and securing profitable volumes.

That our work here is having concrete impact is undeniable, as one recent member renewal shows. With a new executive team recently in seat, this health system was making large budget cuts on all outside spending. By using our 100-Day Volume Campaign toolkit to drive specific near-term actions to capture incremental volume, the system realized significant value, and the executives decided not only to renew their membership, but also to expand their Advisory Board contract value by over 40 percent.

This story of member impact is just one of hundreds we heard across the year—the health system that discovered over $9 million in cost savings through our labor efficiency work; the hospital that used our physician management tool to reduce avoidable hospital days for an estimated yearly savings of $800,000; the hospital that achieved over $1 million in savings through supply contract renegotiations, identified through their participation in our supply chain performance program. Each story is a validation of our model and a testament to the quality of our insight. Further, because of our unique collection of content assets, built over more than 20 years, we are able to enhance members' performance on a wide range of both strategic and operational processes, providing clear, measurable value from Advisory Board participation, building member satisfaction, and creating member relationships that expand over time.

Broadening Our Program Model

It is now five years since we launched the Revenue Cycle Performance program, the first of our membership programs anchored around a robust data and analytics tool. The intervening years have shown the strong value in these programs' unique marriage of intelligently designed, industry-specific business intelligence tools with research-proven best practices. Through the tools' institution-specific data analysis, members are able to pinpoint areas of opportunity for performance improvement; through the programs' proven best practices, members are able to realize measurable gains.

These tools are particularly well suited to harness the power of our extensive network, as they facilitate benchmarking across members in a new way. Further, their method of embedding best practice into daily workflow drives dramatic impact. Across these programs, we have seen tangible results in financial metrics such as A/R days, POS cash collections, bad debt, and supply costs. In addition, members of these programs are also significantly improving operational metrics including on-time starts, surgical suite utilization, turnover times, and lengths of stay.

These outstanding results, along with the acute need for relevant, timely, and accessible data, have driven strong member attachment to these programs. For our part, we are excited at our expanded ability to impact our members' critical decisions on a day-to-day basis, and we believe that this new level of member engagement enhances our opportunity to shape the future of health care. That our data and analytics programs open new markets to us, command higher price points, and—due to the tools' "stickiness"—offer a positive renewal profile, further drive our interest in the area and our belief that they open to us a strong growth trajectory going forward.

Continued Focus on Growth

Certainly, continuing our history of strong growth has been challenging in the current economic climate, but we are pleased to have delivered revenue growth over the last fiscal year, and our confidence in the significant longer-term opportunity ahead of us is unflagging. As such, across the year we continued to execute on the key components of our growth strategy and made prudent investments that will position us for sustainable growth as the economy recovers. Several accomplishments in this area are worth highlighting.

First, our purchase of Crimson Software, Inc. provided an opportune market entry into hospital-physician management, and we launched our Physician Management Performance Program on the Crimson platform. The timing of the launch has allowed us to take advantage of the national movement for Health Care Reform to build the program's momentum. In fact, two emerging priorities in the policy debate play directly to the strengths of the offering: care coordination with physicians and "meaningful use" of health care information technology.

Capitalizing on these dynamics, we have built an impressive cohort of members who are already reporting tangible ROI from their participation in the program. We are gratified to see the measurable impact that the program is having as our members seek to work collaboratively with physicians to improve quality and cost performance across the physician enterprise. Our experience with the launch of the Physician Management Performance Program has been significant, not just because it provided an immediate asset in an area of high demand, but also because it demonstrated our ability to make sensible, opportunistic acquisitions and to quickly integrate complementary products into our membership model in ways that provide meaningful value to our members.

Second, the launches of three additional new programs demonstrate the effectiveness of our collaborative new program development process, our gathering strength in the higher education sector, and our ongoing commitment to growth. Like the Physician Management Performance Program, the Revenue Integrity Performance Program has gotten lift from policy-level dynamics—in this case the national rollout of Medicare's Recovery Audit Contractor ("RAC") program, designed to identify and recover improper Medicare payments made to health care providers. The Patient Registration Performance Program addresses economic pressures by helping members improve their front-end revenue cycle performance through the proactive management of the patient registration process. As with all of our launches, both of these programs were developed in close cooperation with our members, ensuring that they align with the industry's most important issues.

This same collaboration was also evident in our launch this year of the University Business Executive Program, our third program targeting institutions of higher learning. University CFOs from Georgetown University, Brown University, Indiana University, Cornell University, the California Institute of Technology, and many other progressive institutions from across the country are actively participating in our research agenda focused on the critical issues of the day, including reconciling the university financing gap, enfranchising academic leaders in business transformation, hardwiring cost discipline, and making difficult capital allocation choices. That we have been able to enlist the cooperation of this caliber of institution as charter members of the program demonstrates the continued success of our early work in the education sector.

Across the next year we will continue to target three to four program launches, drawn from our new product pipeline of more than 25 programs in development. As in previous years, these new programs will leverage our strong reputation and our close relationships with the executives who derive substantial value from our ability to help them confront complex business problems. Looking ahead, our robust new product development machine, strong balance sheet and cash flow, expanding addressable market, committed talent base, and unique business model position the company extremely well for future growth as the economic environment for our members improves. Despite all the challenges of the current economic environment, our growth orientation remains intact, and we are squarely focused on building a scalable high-growth company which provides world-class programs and services to our health care and higher education memberships.

Our robust new product development machine, strong balance sheet and cash flow, expanding addressable market, committed talent base, and unique business model position the company well for future growth as the economic environment for our members improves.

Cultivating Our Talent Asset

Nothing is more critical to our ability to guide members through the current uncharted waters than the talent and expertise of our more than 1,000 employees. I am proud to report that everyone throughout the organization has met these challenging times with commitment, engagement, and a burning drive to execute at the highest standard. The combination of their hard work, skill, and passion is the engine that both powers the impact that we are having across the industry and positions us well for future success.

Attracting, developing, and retaining superior staff at all levels of the organization is consistently a top priority for us, and it remains so today. Our employee base hails from the best undergraduate and graduate programs, consulting firms, and health care institutions in the world, and we continue our focus on nurturing this asset. Because of our exceptional culture, our mission, and our investment in engaging and developing our employees, we enjoy strong success in both recruitment and retention. With approximately 20,000 resumes received annually, and an offer acceptance rate of approximately 80 percent, we remain an employer of choice for star talent in both the local and national job market. Further, with senior management retention rates of 95 percent, our strong foundation of leadership is committed, extraordinarily innovative, and passionate about continuing to grow the business and to enhance our impact on the greater good.

Closing Thoughts

It is The Advisory Board Company's great privilege to work as a trusted partner with our members during these challenging times, and it is my personal privilege to lead a team of extremely talented individuals who demonstrate unflagging commitment to advancing our mission. I am confident in our future prospects and our ability to truly effect positive change in the health care and education industries at this critical moment in history, and I close with my appreciation for your continued interest and support.



Robert Musslewhite
Chief Executive Officer

FISCAL YEAR 2009

FINANCIAL REVIEW



SELECTED FINANCIAL DATA

The Advisory Board Company and Subsidiaries

The following table sets forth selected financial and operating data. The selected financial data presented below as of March 31, 2005, 2006, 2007, 2008, and 2009 and for the five fiscal years in the period ended March 31, 2009 have been derived from our financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Year Ended March 31,				
(In thousands except per share amounts)	2005	2006	2007	2008	**2009**
Statements of Income Data:					
Revenue	$141,649	$165,049	$189,843	$218,971	**$230,360**
Costs and expenses:					
Cost of services[1][2]	58,904	70,959	90,129	102,291	**116,556**
Member relations and marketing[1][2]	28,563	33,667	40,204	45,890	**52,292**
General and administrative[1][2]	16,452	16,135	22,815	25,269	**26,725**
Depreciation and amortization	1,820	1,550	2,070	3,589	**5,647**
Total costs and expenses	105,739	122,311	155,218	177,039	**201,220**
Income from operations	35,910	42,738	34,625	41,932	**29,140**
Other income, net	3,971	5,770	6,819	6,142	**2,445**
Income before income taxes	39,881	48,508	41,444	48,074	**31,585**
Provision for income taxes[3]	(16,534)	(22,866)	(14,049)	(16,012)	**(10,117)**
Net income	$ 23,347	$ 25,642	$ 27,395	$ 32,062	**$ 21,468**
Earnings per share:					
Net income per share—basic	$ 1.32	$ 1.35	$ 1.46	$ 1.78	**$ 1.31**
Net income per share—diluted	$ 1.22	$ 1.29	$ 1.41	$ 1.72	**$ 1.30**
Weighted average number of shares outstanding:					
Basic	17,738	18,979	18,714	17,999	**16,441**
Diluted	19,161	19,902	19,448	18,635	**16,560**

	Year Ended March 31,		
(In thousands except per share amounts)	2007	2008	**2009**
Stock-based compensation expense included in Statement of Income[1]:			
Costs and expenses:			
Cost of services[2]	$ 4,167	$ 4,558	**$ 4,273**
Member relations and marketing[2]	2,753	2,599	**2,436**
General and administrative[2]	5,080	5,406	**5,738**
Total costs and expenses	12,000	12,563	**12,447**
Income from operations	(12,000)	(12,563)	**(12,447)**
Net income	$ (7,932)	$ (8,380)	**$ (8,464)**
Impact on earnings per share:			
Net income per share—diluted	$ (0.41)	$ (0.45)	**$ (0.51)**

(unaudited)	March 31, 2005	2006	2007	2008	2009
Balance Sheet Data:					
Cash and cash equivalents	$ 27,867	$ 21,678	$ 13,195	$ 17,907	**$ 23,746**
Marketable securities	125,047	146,822	146,168	132,158	**70,103**
Working capital (deficit)	(24,421)	(33,703)	(35,018)	(47,371)	**(36,640)**
Total assets	244,080	270,859	286,174	305,114	**316,258**
Deferred revenue	81,203	99,269	116,994	144,147	**170,478**
Total stockholders' equity	145,314	147,165	138,464	122,529	**98,899**

(unaudited)	March 31, 2005	2006	2007	2008	2009
Other Operating Data:					
Membership programs offered	25	29	32	37	**41**
Total members	2,572	2,595	2,662	2,761	**2,817**
Member institution renewal rate[4]	92%	90%	89%	90%	**88%**
Contract value (in thousands)[5]	$146,137	$170,510	$200,094	$230,806	**$230,769**
Contract value per member[6]	$ 56,819	$ 65,707	$ 75,167	$ 83,595	**$ 81,920**

	Fiscal Year Ended March 31, 2005	2006	2007	2008	2009
Reconciliation of GAAP to adjusted results[7][8]:					
Income from operations as reported	$ 35,910	$ 42,738	$ 34,625	$ 41,932	**$ 29,140**
Stock-based expenses[7]	(8,670)	(7,440)	—	—	—
Adjusted income from operations	27,240	35,298	34,625	41,932	**29,140**
Other income, net	3,971	5,770	6,819	6,142	**2,445**
Adjusted income before income taxes	31,211	41,068	41,444	48,074	**31,585**
Adjusted provision for income taxes[8]	(10,643)	(13,717)	(14,049)	(16,012)	**(10,117)**
Adjusted net income	$ 20,568	$ 27,351	$ 27,395	$ 32,062	**$ 21,468**
Adjusted earnings per share:					
Diluted	$ 1.07	$ 1.37	$ 1.41	$ 1.72	**$ 1.30**
Adjusted diluted weighted average common shares outstanding[9]	19,301	19,902	19,448	18,635	**16,560**

(1) *The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123R,* Share-Based Payment *("FAS 123(R)"), on April 1, 2006. We recognized stock-based compensation expense in the statements of income line items for stock options and restricted stock units issued under our stock incentive plans and for shares issued under our employee stock purchase plans according to FAS 123(R), for the years ended March 31, 2007, 2008, and 2009. See table above for stock-based compensation expense included in statements of income line items.*

(2) *We recognized approximately $1.3 million, $0.3 million, $0.4 million, $0.5 million, and $0.1 million in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that our employees recognized upon the exercise of common stock options in the fiscal years ended March 31, 2005, 2006, 2007, 2008, and 2009, respectively, that are not included in the stock-based compensation amounts separately disclosed above. We have recorded such expenses in the same expense line items as other compensation paid to the relevant categories of employees as follows: Cost of services, $0.6 million, $0.1 million, $0.1 million, $0.2 million, and $0; Member relations and marketing, $0.2 million, $0.1 million, $0.1 million, $0.1 million, and $0; and General and administrative, $0.5 million, $0.1 million, $0.2 million, $0.2 million, and $0.1 million in the fiscal years ended March 31, 2005, 2006, 2007, 2008, and 2009, respectively.*

(3) *The provision for income taxes in the fiscal year ended March 31, 2006 includes the effect of a non-recurring, non-cash income tax charge to earnings of $6.7 million to recognize the decrease in tax rates used to value our deferred tax assets associated with our certification as a QHTC in Washington, D.C.*

(4) *The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions, or different affiliations of members that result in changes of control over individual institutions.*

(5) *The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.*

(6) *Total contract value divided by the number of members.*

(7) *Adjusted results for fiscal years 2005 and 2006 include the share-based compensation expense that would have been recognized under fair value based methods prior to the adoption of SFAS No. 123(R), and include income taxes at our effective tax rates, as discussed in note 8, below.*

(8) *Our reported effective tax rates for each of the five years in the period ended fiscal year 2009 were 41.5%, 47.9%, 33.9%, 33.3% and 32.0%, respectively. In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified effective January 1, 2004, as a Qualified High Technology Company ("QHTC") under the New E-Conomy Transformation Act of 2000, as amended. This certification has the effect of reducing our statutory income tax rate as well as providing other tax benefits. The adjusted provision for income taxes utilizes effective tax rates of 34.1%, 33.4%, 33.9%, 33.3% and 32.0% in each of the fiscal years 2005, 2006, 2007, 2008 and 2009, respectively, assuming we were a QHTC in each period presented, and excluding a one-time, noncash charge in fiscal year 2006 to our deferred tax asset arising from our HTC status.*

(9) *Adjusted diluted weighted average common shares outstanding for each period presented is determined in accordance with the treasury method using the adjusted effective tax rates resulting from our status as a QHTC discussed above. This adjustment reduced weighted average diluted share count by 140,000 in fiscal year 2005.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Advisory Board Company and Subsidiaries

OVERVIEW

We provide best practices research, analysis, executive education and leadership development, business intelligence tools, and installation support through discrete membership programs to approximately 2,800 organizations, including hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, and universities and other education institutions. Our program offerings focus on business strategy, operations, and general management issues. Best practices research identifies, analyzes, and describes specific management initiatives, strategies, and processes that produce the best results in solving common problems or challenges. Members of each program typically are charged a fixed annual fee and have access to an integrated set of services that may include best practices research studies and implementation tools, executive education seminars, customized research briefs, web-based access to the program's content database, and business intelligence tools.

Our membership business model allows us to focus on a broad set of issues relevant to our member organizations, while promoting frequent use of our programs and services by our members. Our growth has been driven by strong renewal rates, ongoing addition of new memberships in our existing programs, continued annual price increases, and continued new program launches. Our member institution renewal rate in each of the past three years was 88%, 90%, and 89% for fiscal years ended March 31, 2009, 2008, and 2007, respectively. We believe high renewal rates are a reflection of our members' recognition of the value they derive from participating in our programs. Our revenue grew 5.2% in fiscal 2009 over fiscal 2008 and grew 15.3% in fiscal 2008 over fiscal 2007. Our contract value remained constant at March 31, 2009 when compared to March 31, 2008 and increased by 15.3% at March 31, 2008 over March 31, 2007. We define contract value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

Memberships in 33 of our programs are renewable at the end of their membership contract term. Our other eight best practices programs provide installation support. These installation support program memberships help participants accelerate the adoption of best practices profiled in our research studies, and are therefore not individually renewable. As of March 31, 2009, approximately 90% of our contract value was renewable.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, and depreciation and amortization expenses. Cost of services represents the costs associated with the production and delivery of our products and services. Member relations and marketing expenses include the costs of acquiring new members and renewing existing members. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new program development, and other administrative functions. Depreciation and amortization expense includes the cost of depreciation of our property and equipment and includes amortization of costs associated with the development of business intelligence software and tools that are offered as part of certain of our membership programs, as well as the amortization of acquired developed technology. Included in our operating costs for each year presented are stock-based compensation expenses and expenses representing additional payroll taxes for compensation expense as a result of the taxable income employees recognized upon the exercise of common stock options and the vesting of restricted stock units.

RESULTS OF OPERATIONS

The following table shows statements of income data expressed as a percentage of revenue for the periods indicated and a second table shows the stock-based compensation expense included in the statements of income data expressed as a percentage of revenue for the periods indicated.

	Year Ended March 31,		
	2007	2008	**2009**
Revenue	100.0%	100.0%	**100.0%**
Costs and expenses:			
Cost of services	47.5	46.7	**50.6**
Member relations and marketing	21.2	21.0	**22.7**
General and administrative	12.0	11.5	**11.6**
Depreciation and amortization	1.1	1.6	**2.5**
Total costs and expenses	81.8	80.9	**87.4**
Income from operations	18.2	19.1	**12.6**
Other income, net	3.6	2.8	**1.1**
Income before provision for income taxes	21.8	22.0	**13.7**
Provision for income taxes	(7.4)	(7.3)	**(4.4)**
Net income	14.4%	14.6%	**9.3%**

	Year Ended March 31,		
	2007	2008	**2009**
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	2.2%	2.1%	**1.9%**
Member relations and marketing	1.5	1.2	**1.1**
General and administrative	2.7	2.5	**2.5**
Depreciation	0.0	0.0	**0.0**
Total costs and expenses	6.3	5.7	**5.5**
Net income	(4.2%)	(3.8%)	**(3.7%)**

FISCAL YEARS ENDED MARCH 31, 2007, 2008, AND 2009

Overview

Net Income increased 17.0% from $27.4 million in fiscal 2007 to $32.1 million in fiscal 2008 and decreased 33.0% to $21.5 million in fiscal 2009. The increase in net income during fiscal 2008 was primarily due to profitable growth as revenue for the period increased more than 15%, compared to expense increases of 14%, allowing us to leverage our existing costs over our expanding membership base and to invest in new program launches. The decrease in net income during fiscal 2009 was primarily due to lower revenue growth of 5%, compared to expense growth of 14% due to increases in costs to serve members, costs associated with the launch of new programs, and an increase in the number of new sales teams. We successfully introduced three, five, and four new membership programs in fiscal 2007, 2008, and 2009, respectively.

Revenue

Total revenue increased 15.3% from $189.8 million in fiscal 2007 to $219.0 million in fiscal 2008, and increased 5.2% to $230.4 million in fiscal 2009. Our contract value increased 15.3% from $200.1 million for the fiscal year ended March 31, 2007 to $230.8 million for the fiscal year ended March 31, 2008, and remained constant at $230.8 for the fiscal year ended March 31, 2009.

The increases in revenue and contract value over each of the fiscal years were primarily due to cross-selling existing programs to existing members, the introduction and expansion of new programs, price increase, and, to a lesser degree, the addition of new member organizations. During fiscal 2009 we experienced lower sales conversion rates when compared to prior years due to the economic downturn, which contributed to our lower growth rates for revenue and contract value.

We offered 32 membership programs as of March 31, 2007, 37 as of March 31, 2008, and 41 as of March 31, 2009. Our membership base consisted of 2,662 member institutions as of March 31, 2007, 2,761 member institutions as of March 31, 2008, and 2,817 member institutions as of March 31, 2009. Our average contract value per member was $75,167 for fiscal 2007, compared to $83,595 for fiscal 2008 and $81,920 for fiscal 2009.

Cost of services

Cost of services increased 13.5% from $90.1 million in fiscal 2007 to $102.3 million in fiscal 2008, and increased 14.0% to $116.6 million in fiscal 2009. The total dollar increases in cost of services over each of the fiscal years were primarily due to increased personnel, travel, meetings, and deliverable costs from the introduction and expansion of new programs and costs associated with the delivery of program content and tools to our expanded membership base, including increased staffing and other costs. In addition, in fiscal year 2009, we incurred additional costs from the integration of Crimson Software, Inc. ("Crimson") into our operations, as well as increased contractor costs and licensing fees related to certain of our programs that include business intelligence tools. Stock-based compensation expense included in cost of services was $4.2 million in fiscal 2007, $4.6 million in fiscal 2008, and $4.3 million in fiscal 2009.

As a percentage of revenue, cost of services was 47.5% for fiscal 2007, 46.7% for fiscal 2008, and 50.6% for fiscal 2009. Cost of services decreased as a percentage of revenue for fiscal 2008 as compared to fiscal 2007 primarily due to a shift in timing of new product staffing costs between the first quarter of fiscal 2008 and the fourth quarter of fiscal 2007 resulting from the earlier launch of new programs. The increase in cost of services as a percentage of revenue for fiscal 2009 as compared to fiscal 2008 was due to the factors listed in the paragraph above, as well as the impact of slower revenue growth on our fixed cost structure. We expect cost of services as a percentage of revenue to fluctuate from period to period, depending on the number of members in our largely fixed cost programs, investments in new programs and services, and the number of new programs launched as up-front costs are expensed when incurred compared to revenue, which is spread over the membership period. Stock-based compensation expense included in cost of services was 2.2% of revenue, 2.1% of revenue, and 1.9% of revenue for fiscal 2007, 2008, and 2009, respectively.

Member relations and marketing

Member relations and marketing expense increased 14.1% from $40.2 million in fiscal 2007 to $45.9 million in fiscal 2008, and increased 14.0% to $52.3 million in fiscal 2009. The total dollar increases in member relations and marketing expense over each of the fiscal years were due to an increase in sales staff and related travel and other associated costs, as we had 95, 109, and 111 new business development teams as of March 31, 2007, 2008, and 2009, respectively, as well as an increase in member relations personnel and related costs required to serve the expanding membership base. As a percentage of revenue, member relations and marketing expense in fiscal 2007, 2008, and 2009 was 21.2%, 21.0%, and 22.7%, respectively. The increase in member relations and marketing as a percentage of revenue in fiscal 2009 was due to the factors listed above, as well as the impact of slower revenue growth. Stock-based compensation expense included in member relations and marketing was $2.8 million, or 1.5% of revenue, $2.6 million, or 1.2% of revenue, and $2.4 million or 1.1% of revenue for fiscal 2007, 2008, and 2009, respectively.

General and administrative

General and administrative expense increased from $22.8 million in fiscal 2007 to $25.3 million in fiscal 2008, and to $26.7 million in fiscal 2009. As a percentage of revenue, general and administrative expense in fiscal 2007, 2008, and 2009 was 12.0%, 11.5%, and 11.6%, respectively. Stock-based compensation expense included in general and administrative expense was $5.1 million, or 2.7% of revenue, $5.4 million, or 2.5% of revenue, and $5.7 million, or 2.5% of revenue, for fiscal 2007, 2008, and 2009, respectively. In addition to stock-based compensation expense, the increases in general and administrative expense for each of the fiscal years were primarily due to increased staffing in our recruiting, benefits, and training departments required to support our overall headcount growth. General and administrative expenses increased at a lower rate than revenue between fiscal 2007 and 2008 as we were able to leverage these expenses over a larger revenue base. General and administrative expense increased at the same rate as revenue between fiscal 2008 and fiscal 2009.

Depreciation and amortization

Depreciation expense increased from $2.1 million, or 1.1% of revenue, in fiscal 2007, to $3.6 million, or 1.6% of revenue, in fiscal 2008, and increased to $5.6 million, or 2.5% of revenue, in fiscal 2009. The increases for each of the fiscal years were primarily due to increased amortization expense from developed capitalized internal-use software tools, including acquired developed technology associated with the acquisition of Crimson, and depreciation expense related to the expansion of additional floors in our headquarters facility under the terms of our lease agreement.

Other income, net

Other income, net consisted solely of interest income for fiscal 2007 and 2008, and consisted of interest income and loss on foreign exchange rates in fiscal 2009. Other income, net decreased from $6.8 million in fiscal 2007 to $6.1 million in fiscal 2008, and to $3.5 million in fiscal 2009. Other income, net decreased during each of the fiscal years due to increased utilization of our share repurchase program and lower interest rates, and in fiscal 2009, the acquisition of Crimson, which resulted in lower cash, cash equivalents, and marketable securities balances. During fiscal 2009, we recognized a foreign exchange loss of $1.1 million due to effect of the strengthening U.S. dollar on our receivable balances from international members at March 31, 2009. The effect of the movement in foreign exchange rates on our income statement was immaterial during fiscal years 2007 and 2008.

Provision for income taxes

Our provision for income taxes was $14.0 million, $16.0 million, and $10.1 million in fiscal years 2007, 2008, and 2009, respectively. Our effective tax rate in fiscal 2007, 2008, and 2009 was 33.9%, 33.3%, and 32.0%, respectively. Our effective tax rate decreased in fiscal 2008 due to a reduction in non-deductible stock-based compensation expense related to incentive stock option exercises and other permanent differences, and decreased in fiscal 2009 due to the positive effect on our effective tax rate of certain Washington, D.C. income tax credits, for which we qualify under the New E-Conomy Transformation Act of 2000 (the "Act"), as our net income has decreased.

Stock-based compensation expense

We recognized the following FAS 123(R) stock-based compensation expense in the consolidated statements of income line items for stock options and RSUs issued under our stock incentive plans and for shares issued under our employee stock purchase plan for the years ending March 31, 2007, 2008, and 2009 (in thousands except per share amounts):

	Year Ended March 31,		
	2007	2008	**2009**
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 4,167	$ 4,558	**$ 4,273**
Member relations and marketing	2,753	2,599	**2,436**
General and administrative	5,080	5,406	**5,738**
Depreciation and amortization	—	—	**—**
Total costs and expenses	12,000	12,563	**12,447**
Income from operations	(12,000)	(12,563)	**(12,447)**
Net income	$ (7,933)	$ (8,380)	**$ (8,464)**
Impact on diluted earnings per share	$ (0.41)	$ (0.45)	**$ (0.51)**

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

	Year Ended March 31,		
	2007	2008	**2009**
Stock-based compensation by award type:			
Stock options	$ 10,155	$ 8,933	**$ 7,209**
Restricted stock units	1,768	3,552	**5,179**
Employee stock purchase rights	77	78	**59**
Total stock-based compensation	$ 12,000	$ 12,563	**$ 12,447**

As of March 31, 2009, $17.2 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.6 years.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities are our primary source of liquidity and we believe that existing cash, cash equivalents, and marketable securities balances and operating cash flows will be sufficient to support operating and capital expenditures, as well as share repurchases and potential acquisitions, during the next 12 months. We had cash, cash equivalents, and marketable securities balances of $150.1 million and $93.8 million at March 31, 2008 and 2009, respectively. We repurchased $86.5 million and $61.5 million shares of our common stock through our share repurchase program during the years ended March 31, 2008 and 2009, respectively. We have no long-term indebtedness.

Cash flows from operating activities

The combination of revenue growth, profitable operations, and payment for memberships in advance of accrual revenue typically results in operating activities generating net positive cash flows on an annual basis. Net cash flows provided by operating activities were $50.2 million in fiscal 2007, $60.3 million in fiscal 2008, and $39.7 million in fiscal 2009. The increase in net cash flows provided by operating activities in Fiscal 2008 was primarily due to the increase in net income during the same period. The decrease in net cash flows provided by operating activities in fiscal 2009 was primarily due to the decrease in net income during the same period.

Cash flows from investing activities

The Company's cash management and investment strategy and capital expenditure programs affect investing cash flows. Net cash flows used in investing activities were $9.1 million in fiscal 2007. Net cash flows provided by investing activities were $7.7 million and $27.4 million in fiscal 2008 and 2009, respectively.

In fiscal 2007, investing activities used $9.1 million of cash, primarily from $10.2 million of capital expenditures, which included $2.2 million in purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility and $6.5 million of capitalized development costs related to our newer research programs that include web-based business intelligence tools. Investing activities also included our final payment made for the acquisition of OptiLink of $0.9 million. These activities were partially offset by $2.0 million in net proceeds on the redemption of marketable securities.

In fiscal 2008, investing activities provided $7.7 million in cash, primarily from the net proceeds on the redemption of marketable securities of $17.2 million, which was primarily used to fund our share repurchase program. This amount was partially offset by capital expenditures of $9.6 million, which included $1.9 million in purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility and $5.9 million of capitalized software development costs related to our newer research programs that include web-based business intelligence tools.

In fiscal 2009, investing activities provided $27.4 million in cash, primarily from the net proceeds on the redemption of marketable securities of $61.0 million, which was primarily used to fund our share repurchase program and our acquisition of Crimson for $18.6 million. This amount was partially offset by capital expenditures of $15.0 million, which included $3.8 million in purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility and $9.7 million of capitalized software development costs related to our newer research programs that include web-based business intelligence tools.

Cash flows from financing activities

We used net cash flows in financing activities of $49.6 million, $63.3 million, and $61.3 million in fiscal 2007, 2008, and 2009, respectively. In fiscal 2007, 2008, and 2009, we received approximately $9.9 million, $17.6 million, and $0.4 million, respectively, from the exercise of stock options. Also in fiscal 2007, 2008, and 2009, we received approximately $0.4 million, $0.4 million, and $0.3 million, respectively, in proceeds from the issuance of common stock under our employee stock purchase plan. We repurchased 1,274,770, 1,536,095, and 2,051,225 shares of our common stock at a total cost of approximately $66.9 million, $86.5 million, and $61.5 million in fiscal 2007, 2008, and 2009, respectively, pursuant to our share repurchase program. Also in fiscal years 2008 and 2009, we had $0.8 million and $0.8 million in shares, respectively, withheld to satisfy minimum employee tax withholding for vested restricted stock units.

Contractual obligations

In November 2006, we entered into a $20 million revolving credit facility with a commercial bank that can be used for working capital, share repurchases, or other general corporate purposes. Borrowings on the credit facility, if any, will be collateralized by certain of our marketable securities and will bear interest at an amount based on the published LIBOR rate. We are also required to maintain an interest coverage ratio for each of our fiscal years of not less than three to one. The credit facility renews automatically each year until 2011, and can be increased at our request by up to an additional $10 million per year up to $50 million in the aggregate. There have been no borrowings under the credit facility.

The following summarizes our contractual obligations at March 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. These obligations relate primarily to our headquarters and other offices leases, which are more fully described in Note 13 to the consolidated financial statements, and payments related to our acquisition of Crimson, which are more fully described in Note 5 to the consolidated financial statements.

	Payments due by Period				
(In thousands)	Total	<1 Year	1–3 Yrs	4–5 Yrs	>5 Yrs
Non-cancelable operating leases	$57,157	$6,230	$17,638	$10,870	$22,419
Milestone payments relating to acquisition of Crimson[1]	800	800	—	—	—

(1) In connection with the acquisition of Crimson, we are required to pay up to $3.4 million of additional cash payments that will become due and payable if certain milestones are met over the evaluation period beginning at the acquisition date through March 31, 2010. The Company paid $2.3 million in cash for achievement of some of these milestones in the fiscal year ended March 31, 2009. As of March 31, 2009, the estimated remaining balance of these cash payments was approximately $0.8 million.

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2009, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

Share repurchase

In January 2004, the Company's Board of Directors authorized the repurchase of up to $50 million of the Company's common stock, which authorization was increased in amount to $100 million in October 2004, to $150 million in February 2006, to $200 million in January 2007, to $250 million in July 2007, and to $350 million in April 2008. All repurchases to date have been made in the open market. No minimum number of shares has been fixed, and the share repurchase authorization has no expiration date. The Company intends to fund the share repurchases with cash on hand and with cash generated from operations. At March 31, 2009, the remaining authorized repurchase amount was $46.0 million.

Exercise of stock options and purchases under our employee stock purchase plan

Options granted to participants under our stock-based incentive compensation plans that were exercised to acquire shares in fiscal 2007, 2008, and 2009 generated cash of approximately $9.9 million, $17.6 million, and $0.4 million, respectively, from payment of option exercise prices. In addition, in fiscal 2007, 2008, and 2009 we generated cash of approximately $0.4 million, $0.4 million, and $0.3 million, respectively, in discounted stock purchases from participants under our employee stock purchase plan.

We recognized approximately $0.4 million, $0.5 million, and $0.1 million in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that employees recognized upon the exercise of non-qualified common stock options and restricted stock units in fiscal 2007, 2008, and 2009, respectively. We also incurred additional compensation deductions for tax reporting purposes, but not for financial reporting purposes, that increased the deferred tax asset to reflect allowable tax deductions. These tax deductions will be realized in the determination of our income tax liability and therefore reduce our future income tax payments. In connection with these transactions, our deferred tax asset increased by approximately $6.9 million, $5.9 million, and $0.3 million in fiscal 2007, 2008, and 2009, respectively. Although the provision for income taxes for financial reporting purposes did not change, our actual cash payments will be reduced as the deferred tax asset is utilized.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. Certain of our accounting policies are particularly important to the presentation of our financial condition and results of operations and may require the application of significant judgment by our management. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members, and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see Note 3 to our consolidated financial statements. Our critical accounting policies are:

Revenue recognition

In accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain fees are billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

Revenue from renewable memberships and best practices installation support memberships is recognized ratably over the term of the related subscription agreement. Certain membership programs incorporate robust hosted business intelligence tools. In many of these agreements, members are charged set up fees in addition to subscription fees for access to the hosted web-based business intelligence tools and related membership services. Both set up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally one to three years. Upon launch of a new program that incorporates a robust business intelligence tool, all program revenue is deferred until the tool is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement. One of our programs includes delivered software tools together with implementation services, technical support, and related membership services. Revenue for these arrangements is recorded pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, *Software Revenue Recognition*, as amended. We separate the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized in conformity with SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, as services are performed using project hours as the basis to measure progress towards completion. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered.

Allowance for uncollectible revenue

The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends.

Capitalized internal software development costs

Hosted software (internal use)

In certain membership programs, the Company provides business intelligence software tools under a hosting arrangement where the software application resides on the Company's or its service providers' hardware. The customers do not take delivery of the software and only receive access to the business intelligence tools during the term of their membership agreement. In accordance with EITF 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware* ("EITF 00-3"), the development costs of this software are accounted for in accordance with SOP 98-1 *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation.

Delivered software

One of our membership programs includes delivered software tools. The associated capitalized software asset is accounted for in accordance with FAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* We capitalize consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. We determine technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, we cease capitalizing costs and begin amortizing the intangible asset on a straight-line basis over its estimated useful life.

Goodwill and other intangible assets

The Company's goodwill and other intangible assets have been accounted for under the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). Accordingly, upon completion of an acquisition, the purchase price is allocated to the intangibles which are separately identifiable from goodwill based on the assets' fair value. The excess cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. FAS 142 requires that goodwill and intangible assets deemed to have indefinite lives not be amortized, but rather be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

Recovery of long-lived assets (excluding goodwill)

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment of Long-Lived Assets* ("FAS 144"), which requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss, if any, is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired.

Deferred incentive compensation and other charges

Direct incentive compensation to our employees related to the negotiation of new and renewal memberships, license fees to third-party vendors for tools, data, and software incorporated in specific memberships that include business intelligence tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Deferred tax asset recoverability

We have deferred income taxes consisting primarily of timing differences and federal and state income tax credits. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("FAS 109"), generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. We believe that our future taxable income will be sufficient for the full realization of the deferred income taxes. FAS 109 does not consider the effect of future changes in existing tax laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted. We have established our deferred income tax assets and liabilities using currently enacted tax laws and rates, including the estimated effects of the QHTC status on our Washington, D.C. deferred tax assets. We will recognize an adjustment to income for the impact of new tax laws or rates on the existing deferred tax assets and liabilities, if any, when and if new tax laws or rates are enacted.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109* ("FIN 48") on April 1, 2007. The impact of adoption was not material. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109. FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the "more-likely-than-not" recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. We recognize interest and penalties related to income tax matters as a component of the provision for income taxes. We do not currently anticipate that the total amount of unrecognized tax benefits will significantly increase within the next 12 months.

Stock-based compensation

We account for stock-based compensation in accordance with FAS 123(R) using the modified prospective transition method. Under the fair value recognition provisions of FAS 123(R), stock-based compensation cost is measured at the grant date of the stock-based awards based on their fair values, and is recognized as an expense in the consolidated statements of income over the vesting periods of the awards. In accordance with the modified prospective transition method, compensation cost recognized by us beginning April 1, 2006 included: (a) compensation cost for all stock-based payments granted on or after April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and (b) compensation cost for all stock-based payments granted prior to, but that were unvested as of, April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"), adjusted for estimated forfeitures. Results for prior periods have not been restated.

Under the provisions of FAS 123(R), the Company calculates the grant date estimated fair value of stock options using a Black-Scholes valuation model. Determining the estimated fair value of stock-based awards is subjective in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares, and forfeiture rates of the awards. FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant.

In accordance with FAS 123(R), we also report the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the condensed consolidated statement of cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 3 to the consolidated financial statements for a full description of recent accounting pronouncements, including the expected dates of adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents, and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include investments in highly liquid U.S. Treasury obligations with maturities of less than three months. As of March 31, 2009, our marketable securities consisted of $3.6 million in tax-exempt notes and bonds issued by the District of Columbia, $36.3 million in tax-exempt notes and bonds issued by various states, and $30.2 million in U.S. government agency securities. The weighted average maturity on all our marketable securities as of March 31, 2009 was approximately 4.1 years. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities. Our portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. Due to the nature of our investments we have not prepared quantitative disclosure for interest rate sensitivity in accordance with Item 305 of Regulation S-K as we believe the effect of interest rate fluctuations would not be material.

With respect to recent global economic events, there is an unprecedented uncertainty in the financial markets, which could bring potential liquidity risks to the Company. Such risks could include additional declines in our stock value, less availability and higher costs of additional credit, potential counterparty defaults, and further commercial bank failures. The Company does not believe that the value or liquidity of its cash, cash equivalents, and marketable securities, as described above, have been significantly impacted by the recent credit crisis. In addition, the credit worthiness of our members is constantly monitored by the Company and we believe that our current group of members are sound and represent no abnormal business risk.

Foreign currency risk

Although it represents less than 3% of our revenue, our international operations subject us to risks related to currency exchange fluctuations. Prices for our services sold to members located outside the United States are sometimes denominated in local currencies. As a consequence, increases in the U.S. dollar against local currencies in countries where we have members would result in a foreign exchange loss recognized by the Company. In 2008 and 2009, we recorded foreign currency exchange losses of zero and $1.1 million, respectively, which is included in Other income, net in the consolidated statements of income.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2009. Our audits also included the financial statement schedule of the Company for the years ended March 31, 2007, 2008, and 2009 as listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advisory Board Company and subsidiaries at March 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Advisory Board Company's internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 12, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
June 12, 2009

CONSOLIDATED BALANCE SHEETS

The Advisory Board Company and Subsidiaries

	March 31,	
(In thousands, except share amounts)	2008	**2009**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,907	**$ 23,746**
Marketable securities	8,085	**8,385**
Membership fees receivable, net	81,538	**116,739**
Prepaid expenses and other current assets	3,860	**5,113**
Deferred income taxes, net	12,730	**3,083**
Total current assets	124,120	**157,066**
Property and equipment, net	22,897	**34,156**
Intangible assets, net	1,248	**4,463**
Goodwill	5,426	**24,563**
Deferred incentive compensation and other charges	22,208	**26,737**
Deferred income taxes, net of current portion	5,142	**7,555**
Marketable securities	124,073	**61,718**
Total assets	$ 305,114	**$ 316,258**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Deferred revenue	$ 134,465	**$ 150,609**
Accounts payable and accrued liabilities	26,994	**35,777**
Accrued incentive compensation	10,032	**7,320**
Total current liabilities	171,491	**193,706**
Long-term deferred revenue	9,682	**19,869**
Other long-term liabilities	1,412	**3,784**
Total liabilities	182,585	**217,359**
Stockholders' equity:		
Preferred stock, par value $0.01; 5,000,000 shares authorized, zero shares issued and outstanding	—	—
Common stock, par value $0.01; 90,000,000 shares authorized, 21,527,933 and 21,744,456 shares issued as of March 31, 2008 and 2009, respectively, and 17,393,626 and 15,558,894 shares outstanding as of March 31, 2008 and 2009, respectively	215	**217**
Additional paid-in capital	217,170	**233,794**
Retained earnings	113,024	**134,492**
Accumulated elements of other comprehensive income	1,540	**1,307**
Treasury stock, at cost 4,134,307 and 6,185,562 shares at March 31, 2008 and 2009, respectively	(209,420)	**(270,911)**
Total stockholders' equity	122,529	**98,899**
Total liabilities and stockholders' equity	$ 305,114	**$ 316,258**

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

The Advisory Board Company and Subsidiaries

(In thousands, except per share amounts)	Year Ended March 31, 2007	2008	**2009**
Revenue	$189,843	$218,971	**$230,360**
Costs and expenses:			
Cost of services	90,129	102,291	**116,556**
Member relations and marketing	40,204	45,890	**52,292**
General and administrative	22,815	25,269	**26,725**
Depreciation and amortization	2,070	3,589	**5,647**
Income from operations	34,625	41,932	**29,140**
Other income, net	6,819	6,142	**2,445**
Income before provision for income taxes	41,444	48,074	**31,585**
Provision for income taxes	(14,049)	(16,012)	**(10,117)**
Net income	$ 27,395	$ 32,062	**$ 21,468**
Earnings per share:			
Net income per share—basic	$ 1.46	$ 1.78	**$ 1.31**
Net income per share—diluted	$ 1.41	$ 1.72	**$ 1.30**
Weighted average number of shares outstanding:			
Basic	18,714	17,999	**16,441**
Diluted	19,448	18,635	**16,560**

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	Common Shares Stock	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income (Loss)	Treasury Stock	Total	Annual Comprehensive Income
Balance at March 31, 2006	18,932,262	203	$ 152,081	$ 53,567	$(2,618)	$ (56,068)	$ 147,165	$24,297
Proceeds from exercise of stock options	560,071	5	9,920	—	—	—	9,925	—
Excess tax benefits from stock-based awards	—	—	6,937	—	—	—	6,937	—
Proceeds from issuance of common stock under employee stock purchase plan	10,163	—	442	—	—	—	442	—
Stock-based compensation expense	—	—	12,000	—	—	—	12,000	—
Purchases of treasury stock	(1,274,770)	—	—	—	—	(66,862)	(66,862)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of $787	—	—	—	—	1,462	—	1,462	1,462
Net income	—	—	—	27,395	—	—	27,395	27,395
Balance at March 31, 2007	18,227,726	208	181,380	80,962	(1,156)	(122,930)	138,464	28,857
Proceeds from exercise of stock options	650,991	7	17,637	—	—	—	17,644	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	42,018	—	(797)	—	—	—	(797)	—
Excess tax benefits from stock-based awards	—	—	5,940	—	—	—	5,940	—
Proceeds from issuance of common stock under employee stock purchase plan	8,986	—	447	—	—	—	447	—
Stock-based compensation expense	—	—	12,563	—	—	—	12,563	—
Purchases of treasury stock	(1,536,095)	—	—	—	—	(86,490)	(86,490)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of $1,452	—	—	—	—	2,696	—	2,696	2,696
Net income	—	—	—	32,062	—	—	32,062	32,062
Balance at March 31, 2008	17,393,626	215	217,170	113,024	1,540	(209,420)	122,529	34,758
Acquisition of Crimson Software, Inc.	102,984	1	4,724	—	—	—	4,725	—
Proceeds from exercise of stock options	18,625	—	420	—	—	—	420	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	80,070	1	(825)	—	—	—	(824)	—
Excess tax benefits from stock-based awards	—	—	(479)	—	—	—	(479)	—
Proceeds from issuance of common stock under employee stock purchase plan	14,844	—	337	—	—	—	337	—
Stock-based compensation expense	—	—	12,447	—	—	—	12,447	—
Purchases of treasury stock	(2,051,255)	—	—	—	—	(61,491)	(61,491)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($125)	—	—	—	—	(233)	—	(233)	(233)
Net income	—	—	—	21,468	—	—	21,468	21,468
Balance at March 31, 2009	**15,558,894**	**217**	**$233,794**	**$134,492**	**$ 1,307**	**$(270,911)**	**$ 98,899**	**$21,235**

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Advisory Board Company and Subsidiaries

(In thousands)	Year Ended March 31, 2007	2008	**2009**
Cash flows from operating activities:			
Net income	$ 27,395	$ 32,062	**$ 21,468**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,070	3,589	**5,647**
Amortization of intangible assets	200	253	**980**
Deferred income taxes	12,938	14,913	**3,635**
Excess tax benefits from stock-based awards	(6,937)	(5,940)	**(291)**
Stock-based compensation expense	12,000	12,563	**12,447**
Amortization of marketable securities premiums	938	957	**681**
Changes in operating assets and liabilities:			
Membership fees receivable	(20,849)	(23,867)	**(25,485)**
Prepaid expenses and other current assets	(50)	(737)	**(1,381)**
Deferred incentive compensation and other charges	(2,402)	(8,351)	**(4,529)**
Deferred revenues	17,725	27,153	**22,410**
Accounts payable and accrued liabilities	4,174	8,273	**4,449**
Accrued incentive compensation	2,264	(576)	**(2,712)**
Other long-term liabilities	751	25	**2,372**
Net cash provided by operating activities	50,217	60,317	**39,691**
Cash flows from investing activities:			
Purchases of property and equipment	(9,816)	(9,065)	**(14,017)**
Capitalized external use software development costs	(431)	(491)	**(996)**
Cash paid for acquisition, net of cash acquired	(895)	—	**(18,592)**
Redemptions of marketable securities	20,000	91,805	**88,054**
Purchases of marketable securities	(18,000)	(74,598)	**(27,033)**
Net cash (used in)/provided by investing activities	(9,142)	7,651	**27,416**
Cash flows from financing activities:			
Proceeds from issuance of common stock from exercise of stock options	9,925	17,644	**420**
Withholding of shares to satisfy minimum employee tax withholding for vested restricted stock units	—	(797)	**(825)**
Proceeds from issuance of common stock under employee stock purchase plan	442	447	**337**
Excess tax benefits from stock-based awards	6,937	5,940	**291**
Purchases of treasury stock	(66,862)	(86,490)	**(61,491)**
Net cash used in financing activities	(49,558)	(63,256)	**(61,268)**
Net (decrease)/increase in cash and cash equivalents	(8,483)	4,712	**5,839**
Cash and cash equivalents, beginning of period	21,678	13,195	**17,907**
Cash and cash equivalents, end of period	$ 13,195	$ 17,907	**$ 23,746**
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 762	$ 1,480	**$ 5,211**

The accompanying notes are an integral part of these consolidated statements.

NOTE 1. BUSINESS DESCRIPTION

The Advisory Board Company and its subsidiaries (the "Company") provide best practices research, analysis, executive education and leadership development, business intelligence tools, and installation support to hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, and universities and other education institutions through discrete programs. The Company's program offerings focus on business strategy, operations, and general management issues. Best practices research identifies, analyzes, and describes specific management initiatives, strategies, processes that produce the best results in solving common problems or challenges. For a fixed fee, members of each program have access to an integrated set of services that may include best practices research studies and implementation tools, executive education seminars, customized research briefs, web-based access to the program's content database, and business intelligence tools.

NOTE 2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents and marketable securities

Included in cash equivalents are marketable securities that mature within three months of purchase. Investments with maturities of more than three months are classified as marketable securities. Current marketable securities have maturity dates within twelve months of the balance sheet date. As of March 31, 2008 and 2009, the Company's marketable securities consisted of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds. The Company's marketable securities, which are classified as available-for-sale, are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of other comprehensive income, net of tax. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities.

Property and equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology related to the purchase of Crimson Software, Inc. ("Crimson") (see Note 5). Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, the Company provides business intelligence software tools under a hosting arrangement where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the business intelligence tools during the term of their membership agreement. In accordance with EITF 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware* ("EITF 00-3"), the development costs of this software are accounted for in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology related to the Crimson acquisition is classified as property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization line item of the Company's consolidated statements of income. Acquired developed software is amortized over its estimated useful life of nine years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Goodwill and other intangible assets

The Company's goodwill and other intangible assets have been accounted for under the provisions of FAS No. 142, *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets deemed to have indefinite lives not be amortized, but rather be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment. Finite-lived intangible assets are required to be amortized over their useful lives and are subject to impairment evaluation under the provisions of FAS No. 144, *Accounting for the Impairment of Long-Lived Assets* ("FAS 144"). The excess cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. Goodwill is tested at least annually at March 31st for impairment and other intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset may not be fully recoverable in accordance with FAS 144.

Other intangible assets consist of capitalized software for sale and acquired intangibles. Capitalized software for sale is accounted for in accordance with FAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* The Company capitalizes consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. The Company determines technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, the Company ceases capitalizing costs and begin amortizing the intangible on a straight-line basis over its estimated useful life. The weighted average estimated useful life of capitalized software is five years. Other intangible assets includes those assets that arise from business combinations consisting of developed technology and customer relationships that are amortized, on a straight-line basis, over three to ten years.

Recovery of long-lived assets (excluding goodwill)

The Company accounts for long-lived assets in accordance with the provisions of FAS 144, which requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired.

Revenue recognition

In accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain fees are billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

Revenue from renewable memberships and best practices installation support memberships is recognized ratably over the term of the related subscription agreement. Certain membership programs incorporate robust hosted business intelligence tools. In many of these agreements, members are charged set up fees in addition to subscription fees for access to the hosted web-based business intelligence tools and related membership services. Both set up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally one to three years. Upon launch of a new program that incorporates a robust business intelligence tool, all program revenue is deferred until the tool is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement. One of our programs includes delivered software tools together with implementation services, technical support, and related membership services. Revenue for these arrangements is recorded pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, *Software Revenue Recognition*, as amended. We separate the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized in conformity with SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, as services are performed using project hours as the basis to measure progress towards completion. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered.

Allowance for uncollectible revenue

The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends.

Deferred incentive compensation and other charges

Direct incentive compensation to our employees related to the negotiation of new and renewal memberships, license fees to third-party vendors for tools, data and software incorporated in specific memberships that include business intelligence tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares increased by the dilutive effects of potential common shares outstanding during the period. The number of potential common shares outstanding is determined in accordance with the treasury stock method, using the Company's prevailing tax rates. Certain potential common share equivalents were not included in computation because their effect was anti-dilutive. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended March 31,		
	2007	2008	**2009**
Basic weighted average common shares outstanding	18,714	17,999	**16,441**
Dilutive impact of stock options	719	584	**94**
Dilutive impact of restricted stock units	15	52	**25**
Diluted weighted average common shares outstanding	19,448	18,635	**16,560**

The following potential common share equivalents were not included in calculating diluted net income per share because their effect was anti-dilutive (in thousands):

	Year Ended March 31,		
	2007	2008	**2009**
Anti-dilutive weighted average common shares	650	854	**2,920**

Concentrations of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and membership fees receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities. Any unrealized losses on marketable securities are determined not to be other-than-temporary because the Company has the ability and intent to hold the securities to maturity and not realize losses on them. The credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base, and the Company establishes allowances for potential credit losses. No one member accounted for more than 2% of revenue for any period presented.

For each of the fiscal years ended March 31, 2007, 2008, and 2009, the Company generated less than 3% of revenue from members outside the United States. The Company's limited international operations subject the Company to risks related to currency exchange fluctuations. Prices for our services sold to members located outside the United States are sometimes denominated in local currencies. As a consequence, increases in the U.S. dollar against local currencies in countries where the Company has members would result in a foreign exchange loss recognized by the Company. During fiscal year 2009, the Company incurred a foreign exchange loss of $1.1 million. The foreign exchange loss amount was immaterial in fiscal years 2007 and 2008.

Other income, net

Other income, net for the years ended March 31, 2007 and 2008 consists of interest income earned from the Company's marketable securities. Other income, net for the year ended March 31, 2009 includes $3.5 million of interest income earned from the Company's marketable securities, and $1.1 million of losses on foreign exchange rates.

Income taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Fair value of financial instruments

The fair value of the Company's marketable securities consisting of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds are classified as available-for-sale and are carried at fair market value based on quoted market prices.

Segment reporting

Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company operated as a single segment for all periods presented.

Research and development costs

Costs related to the research and development of new programs are expensed when incurred. Research and development costs were immaterial for the fiscal years presented.

Stock-based compensation

The Company has several stock-based compensation plans which are described more fully in Note 12 to the consolidated financial statements. These plans provide for the granting of stock options and restricted stock units ("RSUs") to employees and non-employee members of our Board of Directors. The Company accounts for stock-based compensation in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("FAS 123(R)") using the modified prospective transition method. Under the fair value recognition provisions of FAS 123(R), stock-based compensation cost is measured at the grant date of the stock-based awards based on their fair values, and is recognized as an expense in the consolidated statements of income over the vesting periods of the awards. In accordance with the modified prospective transition method, compensation cost recognized by the Company beginning April 1, 2006 included: (a) compensation cost for all stock-based payments granted on or after April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and (b) compensation cost for all stock-based payments granted prior to, but that were unvested as of, April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, *Accounting for Stock-Based Compensation*, adjusted for estimated forfeitures.

Under the provisions of FAS 123(R), the Company calculates the grant date estimated fair value of stock options using a Black-Scholes valuation model. Determining the estimated fair value of stock-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares, and forfeiture rates of the awards. Prior to adopting FAS 123(R), the Company recognized forfeitures only as they occurred. FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant.

Use of estimates in preparation of consolidated financial statements

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These accounting principles require the Company to make certain estimates, judgments, and assumptions. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application, and there are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. For cases where the Company is required to make certain estimates, judgments, and assumptions, the Company believes that the estimates, judgments, and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments, and assumptions are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements will be affected. The Company's estimates, judgments, and assumptions may include: estimates of bad debt reserves, estimates to establish employee bonus and commission accruals, estimating useful lives of acquired or internally developed intangible assets, estimating the fair value of goodwill and intangibles and evaluating impairment, determining when investment impairments are other-than-temporary, estimates in stock-based compensation forfeiture rates, and estimating the potential outcome of future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Recent accounting pronouncements

Recently adopted

The Company adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"), for financial assets and liabilities on April 1, 2008 and it did not have a material impact on our financial position or results of operations. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. FAS 157 does not introduce any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The Company will adopt FAS 157 for nonfinancial assets and liabilities on April 1, 2009. The Company does not expect that the impact of the adoption of the portion of the pronouncement over nonfinancial assets and liabilities will have a material effect on the Company's financial position or results of operations.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"), on April 1, 2008. FAS 159 gives the Company the irrevocable option to carry certain financial assets and liabilities at fair values with changes in fair value recognized in earnings. The Company did not elect the fair value option and, as a result, FAS 159 did not have any impact on the Company's financial position or results of operations.

Accounting pronouncements not yet adopted

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* ("FAS 141(R)"), which replaces FAS No. 141. FAS 141(R) retains the purchase method of accounting for acquisitions and requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting and changes in the recognition of assets acquired and liabilities assumed arising from contingencies. FAS 141(R) also requires the capitalization of in-process research and development at fair value and the expensing of acquisition-related costs as incurred. FAS 141(R) became effective for the Company beginning April 1, 2009 and will apply prospectively to business combinations completed on or after that date. The Company will also simultaneously adopt FASB Staff Position No. FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"), which gives additional guidance related to acquired intangible assets applied prospectively only to intangible assets acquired after the effective date. The Company expects that the application of the provisions of FAS 141(R) and FSP FAS 142-3 could be significant to the Company's financial position and results of operations depending on the nature of business acquisitions.

NOTE 4. FAIR VALUE MEASUREMENTS

The Company adopted FAS 157 for financial assets and liabilities on April 1, 2008. FAS 157 defines fair value, provides guidance for measuring fair value, and requires certain disclosures. FAS 157 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

FAS 157 discusses valuation techniques, such as market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity, such as discounted cash flow methodologies.

The Company's population of financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows (in thousands):

	Fair Value as of March 31, 2009	Fair Value Measurements as of March 31, 2009 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Financial assets				
Cash and cash equivalents	$23,746	$23,746	$—	$—
Available-for-sale marketable securities	70,103	70,103	—	—

NOTE 5. CRIMSON ACQUISITION

Effective April 30, 2008, the Company completed its acquisition of Crimson, whereby the Company acquired all of the issued and outstanding capital stock of Crimson for approximately $19.0 million in cash and 103,000 shares of the Company's common stock, valued at approximately $4.7 million. Crimson was a provider of hosted data, analytics, and business intelligence software to hospitals, health systems and physician clinics. The acquisition pairs the Company's best practices research and process insights with Crimson's decision based tools to enable the Company's members to improve clinical resource utilization and outcomes in a healthcare market that is increasingly focused on value-based purchasing, pay-for-performance, and enhanced physician management.

The Crimson acquisition has been accounted for as a business combination under Statement of Financial Accounting Standards No. 141, *Business Combinations*. In addition to approximately $19.0 million in cash and $4.7 million of common stock, the purchase price included an additional $0.1 million for a post-closing purchase price adjustment; up to $3.4 million of additional cash payments due and payable if certain milestones are met over the evaluation periods beginning at the acquisition date through March 31, 2010; and $0.2 million of acquisition related transaction costs including actual and estimated legal, accounting, and other professional fees directly related to the acquisition. The additional payments subject to milestones are estimated by management and a portion is deemed probable of payment. The Company paid $2.3 million in cash for achievement of some of these milestones in the year ended March 31, 2009. As of March 31, 2009, the estimated remaining balance of these cash payments was approximately $0.8 million. In accordance with the agreement, 51,492 shares were released from escrow on December 31, 2008. The remaining shares of the Company's common stock will be held in escrow through December 31, 2009 to satisfy any post-closing indemnification obligations of the Crimson stockholders and released according to the agreement, subject to the satisfaction of any claims. The $4.7 million of common stock issued is a non-cash investing and financing activity. As of March 31, 2009, the total purchase price is valued at approximately $27.1 million subject to adjustment of the following: estimated transaction costs, settlement of the escrow and potential unknown contingencies, and additional cash payments related to the previously mentioned milestones, which are estimated by management. Crimson physician management subscription agreements include decision based tools which are hosted on the Company's servers and related revenue is recognized ratably over the term of the agreement. The Company has included the results of operations of Crimson from the effective date of the acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

The total purchase price is composed of the following (in thousands):

Cash paid to Crimson stockholders	$19,000
Shares held in escrow	4,725
Post-closing purchase price adjustment	97
Acquisition related transaction costs	188
Management's estimate of additional cash payments	3,064
Total purchase price	$27,074

Purchase price allocation

The total purchase price was allocated to Crimson's tangible and separately identifiable intangible assets acquired and liabilities assumed based on management's estimate of their fair values as of April 30, 2008. The total purchase price was allocated as set forth below (in thousands):

Current assets	$10,142
Fixed assets	36
Acquired developed technology	2,856
Customer related intangible assets	3,199
Goodwill	18,993
Deferred tax liability	(4,017)
Current liabilities	(215)
Deferred revenue	(3,920)
Total purchase price	$27,074

The Company's fair value of identifiable intangible assets was based, in part, on a valuation completed by an independent valuation firm using an income approach from a market participant perspective, and estimates and assumptions provided by management. The acquired developed technology and customer related intangible assets have estimated lives of nine years and six years, respectively, which is consistent with the cash flow estimates used to create the valuation models of each identifiable asset. Consistent with the Company's classification of similar assets, the acquired developed technology is included in property and equipment, net, and the customer related intangible is included in intangible assets, net on the consolidated balance sheets. The excess of the purchase price over the net tangible and identifiable intangible assets has been recorded as goodwill and is not deductible for tax purposes. The Company has finalized the valuation of certain intangible assets. The final valuation of goodwill will be subject to the final purchase price, as discussed earlier.

NOTE 6. MARKETABLE SECURITIES

The aggregate value, amortized cost, gross unrealized gains, and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of March 31, 2009			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 30,153	$ 29,525	$ 666	$(38)
Washington, D.C. tax exempt obligations	3,618	3,549	69	—
Tax exempt obligations of other states	36,332	35,010	1,322	—
	$ 70,103	$ 68,084	$2,057	$(38)

	As of March 31, 2008			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 84,524	$ 83,099	$1,425	$ —
Washington, D.C. tax exempt obligations	5,938	5,726	212	—
Tax exempt obligations of other states	41,696	40,959	737	—
	$132,158	$129,784	$2,374	$ —

The following table summarizes marketable securities maturities (in thousands):

	As of March 31, 2009	
	Fair Market Value	Amortized Cost
Matures in less than 1 year	$ 8,385	$ 8,270
Matures after 1 year through 5 years	43,449	41,711
Matures after 5 years through 10 years	18,269	18,103
	$70,103	$68,084

The weighted average maturity on all marketable securities held by the Company as of March 31, 2009 was approximately 4.1 years. Net unrealized gains on the Company's investments of $2.0 million as indicated above were caused by the decrease in market interest rates compared to the average interest rate of the Company's marketable securities portfolio. Of this amount, $0.1 million is related to investments that mature before March 31, 2010. The Company purchased certain of its investments at a premium or discount to their relative fair values, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government or otherwise fully insured. The Company has reflected the net unrealized gains and losses, net of tax, in accumulated other comprehensive income in the consolidated balance sheets.

NOTE 7. MEMBERSHIP FEES RECEIVABLE

Membership fees receivable consist of the following (in thousands):

	As of March 31,	
	2008	2009
Billed fees receivable	$30,792	$ 29,880
Unbilled fees receivable	53,723	89,597
	84,515	119,477
Allowance for uncollectible revenue	(2,977)	(2,738)
Membership fees receivable, net	$81,538	$116,739

Billed fees receivable represent invoiced membership fees. Unbilled fees receivable primarily represent fees due to be billed to members who have elected to pay on an installment basis.

NOTE 8. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	As of March 31,	
	2008	**2009**
Leasehold improvements	$ 11,310	**$ 15,151**
Furniture, fixtures and equipment	14,727	**16,199**
Software	16,189	**27,285**
	42,226	**58,635**
Accumulated depreciation and amortization	(19,329)	**(24,479)**
Property and equipment, net	$ 22,897	**$ 34,156**

There are no capitalized leases included in property and equipment for the periods presented.

NOTE 9. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2007	2008	**2009**
Current	$ 1,111	$ 1,099	**$ 6,482**
Deferred	12,938	14,913	**3,635**
Provision for income taxes	$14,049	$16,012	**$10,117**

The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

	Year Ended March 31,		
	2007	2008	**2009**
Statutory U.S. federal income tax rate	35.0%	35.0%	**35.0%**
State income tax, net of U.S. federal income tax benefit	0.7	0.7	**2.2**
Tax-exempt interest income	(1.6)	(1.1)	**(1.6)**
D.C. QHTC income tax credits	(3.4)	(3.4)	**(5.0)**
Other permanent differences, net	3.2	2.1	**1.4**
Effective tax rate	33.9%	33.3%	**32.0%**

Deferred income taxes are provided for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,	
	2008	**2009**
Deferred income tax assets (liabilities):		
Net operating loss carryforwards	$ 6,314	**$ —**
Tax credit carryforwards	6,362	**5,687**
Deferred compensation accrued for financial reporting purposes	3,634	**2,931**
Stock-based compensation	7,526	**11,772**
Reserve for uncollectible revenue	1,116	**1,096**
Other	497	**643**
Total deferred tax assets	25,449	**22,129**
Capitalized software development costs	(4,653)	**(6,721)**
Acquired intangibles from Crimson	—	**(2,031)**
Deferred incentive compensation and other deferred charges	(1,245)	**(1,185)**
Unrealized gains on available-for-sale securities	(832)	**(705)**
Depreciation	(662)	**(764)**
Other	(185)	**(85)**
Total deferred tax liabilities	(7,577)	**(11,491)**
Net deferred income tax assets	$17,872	**$ 10,638**

In estimating future tax consequences, FAS 109 generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its estimated future taxable income will be sufficient for the full realization of its deferred income tax assets. FAS 109 does not consider the effect of future changes in existing laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted.

The Company adopted the provisions of FIN 48 on April 1, 2007 and there was no difference between the amounts of unrecognized tax benefits recognized in the balance sheet prior to the adoption of FIN 48 and those after the adoption of FIN 48. There were no unrecognized tax benefits at March 31, 2008 and March 31, 2009. The Company classifies interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes. There were no interest and penalties recognized in the consolidated statement of income for the fiscal years ended March 31, 2007, 2008, and 2009. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations for filings in major tax jurisdictions before 2005.

During the fiscal year ended March 31, 2009, the Company fully utilized its federal net operating loss carryforward to offset taxable income.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") provides regulations that modify the income and franchise tax, sales and use tax, and personal property tax regulations for Qualified High Technology Companies ("QHTC") doing business in the District of Columbia.

In February 2006, the Company received notification from the Office of Tax and Revenue that our certification as a QHTC under the New E-conomy Transformation Act of 2000 (the "Act") had been accepted effective as of January 1, 2004. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through calendar year 2008 and 6.0% thereafter, versus 9.975% prior to this qualification. Under the Act, the Company is also eligible for certain Washington, D.C. income tax credits and other benefits.

NOTE 10. COMPREHENSIVE INCOME

Comprehensive income consists of net income plus the net-of-tax impact of unrealized gains and losses on certain investments in debt securities. Comprehensive income for the fiscal years ended March 31, 2007, 2008, and 2009 was $28.9 million, $34.8 million, and $21.2 million, respectively. The accumulated elements of other comprehensive income, net of tax, included within stockholders' equity on the consolidated balance sheets are comprised solely of net unrealized gains and losses on marketable securities net of applicable income taxes.

NOTE 11. GOODWILL AND OTHER INTANGIBLES

In 2009, goodwill increased by $19.1 million due to the acquisition of Crimson discussed in Note 5. Goodwill is not amortized as it has an estimated infinite life.

Included in the Company's other intangibles balances are acquired intangibles and internally developed capitalized software for sale. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives which range from three to ten years. As of March 31, 2009, the weighted average estimated useful lives on acquired intangibles are 5.7 years with a weighted average remaining life of approximately 5.1 years. As of March 31, 2009, the weighted average estimated useful lives on internally developed intangibles are 5.0 years with a weighted average remaining life of approximately 4.7 years. The gross and net carrying balances and accumulated amortization of other intangibles are as follows (in thousands):

	As of March 31, 2008			**As of March 31, 2009**		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Internally developed intangible:						
Capitalized software	$ 977	$(112)	$ 865	**$1,973**	**$ (231)**	**$1,742**
Acquired intangibles:						
Developed software	738	(406)	332	**738**	**(554)**	**184**
Customer contracts	114	(63)	51	**3,313**	**(776)**	**2,537**
Total other intangibles	$1,829	$(581)	$1,248	**$6,024**	**$(1,561)**	**$4,463**

Amortization expense for other intangible assets for the fiscal years ending March 31, 2007, 2008, and 2009, recorded in cost of sales on the accompanying consolidated statements of income, was approximately $0.2 million, $0.3 million, and $1.0 million, respectively. The following approximates the anticipated aggregate amortization expense for each of the following five fiscal years ended March 31, 2010 through 2014: $1.2 million, $1.2 million, $0.7 million, $0.5 million, and $0.4 million, respectively.

NOTE 12. STOCK-BASED COMPENSATION

Equity incentive plans

On November 15, 2005, the Company adopted the 2005 Stock Incentive Plan (the "2005 Plan"). The 2005 Plan provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, and incentive bonuses. Options granted may not have a term exceeding seven years, and typically vest over four years. Equity awards granted pursuant to the 2005 Plan may only be granted to the Company's directors, officers, independent contractors, employees, and prospective employees. The aggregate number of shares of the Company's common stock available for issuance under the 2005 Plan may not exceed 1,600,000 shares, plus any remaining shares not issued under the prior plans. As of March 31, 2009, there were 359,861 remaining shares available for issuance under the 2005 Plan.

On November 15, 2006, the Company adopted the 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, and incentive bonuses. Options granted may not have a term exceeding five years, and typically vest over four years. Equity awards granted pursuant to the 2006 Plan may only be granted to the Company's directors, officers, independent contractors, employees, and prospective employees. The aggregate number of shares of the Company's common stock available for issuance under the 2006 Plan may not exceed 1,200,000 shares. As of March 31, 2009, there were 765,870 remaining shares available for issuance under the 2006 Plan.

The 2005 Plan and the 2006 Plan (the "Plans") are administered by the Compensation Committee of the Company's Board of Directors, which has the authority to determine which officers, directors, and employees are awarded options or share awards pursuant to the Plans and to determine the terms of the awards. Grants may consist of treasury shares or newly issued shares. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. The exercise price of a stock option or other equity-based award is equal to the closing price of the Company's common stock on the date of grant. The Company generally awards non-qualified options, but the Plans do allow for options to qualify as incentive stock options under Section 422 of the Internal Revenue Code. Stock appreciation rights are equity settled stock-based compensation arrangements whereby the number of shares that will ultimately be issued is based upon the appreciation of the Company's common stock and the number of awards granted to an individual. Restricted stock units are equity settled stock-based compensation arrangements of a number of shares of the Company's common stock. Holders of options and stock appreciation rights do not participate in dividends, if any, until after the exercise of the award. Restricted stock unit holders do not participate in dividends, if any, nor do they have voting rights until the restrictions lapse.

As of March 31, 2009, a total of 1,125,731 shares were available for issuance under the Plans.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan ("ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 15% of their eligible compensation to purchase shares of the Company's common stock. Shares of the Company's common stock may be purchased under the ESPP at the end of each fiscal quarter at 85% of the closing price of the Company's common stock on the last day of the three month purchase period. A total of 842,000 shares of the Company's common stock are authorized under the ESPP. As of March 31, 2009, a total of 765,141 shares were available for issuance under the ESPP.

Valuation assumptions and equity based award activity

As discussed in Note 3, determining the estimated fair value of stock-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares, and forfeiture rates of the awards.

Black-Scholes stock option valuation model

Under the FAS 123(R) and FAS 123 accounting guidance, the Company used the Black-Scholes model to estimate the fair value of its stock option grants. The expected term for its stock options was determined through analysis of historical data on employee exercises, vesting periods of awards, and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury bonds issued with similar life terms to the expected life of the grant. Volatility is calculated based on historical volatility of the daily closing price of our stock continuously compounded with a look back period similar to the terms of the expected life of the grant. The Company has not declared or paid any cash dividend on its common stock since the closing of its initial public offering and does not currently anticipate declaring or paying any cash dividends. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition, and cash requirements.

Valuation for restricted stock units

RSUs are valued at the grant date closing price of the Company's common stock on the Nasdaq Stock Market ("Nasdaq").

Valuation for employee stock purchase rights

The value of employee stock purchase rights for shares of stock purchased under the ESPP is determined as the fair market value of the underlying shares on the date of purchase as determined by the closing price the Company's common stock on Nasdaq, less the purchase price, which is 85% of the closing price of the Company's common stock. The ESPP enrollment begins on the first day of the quarter. Stock purchases occur on the last day of the quarter, with only eligible employee payroll deductions for the period used to calculate the shares purchased. There is no estimate of grant date fair value or estimated forfeitures since actual compensation expense is recorded in the period on the purchase date. The fair value of employee stock purchase rights is equivalent to a 15% discount of the purchase date closing price. Effective April 1, 2009, the purchase price for shares of common stock purchased under the ESPP will be 95% of the closing price of the Company's common stock, with the fair value of employee stock purchase rights being equivalent to a 5% discount of the purchase date closing price.

Forfeitures

FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Stock-based compensation expense is recognized on a straight line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term and can range from two to four years. For the periods prior to fiscal 2007, the Company accounted for forfeitures in the pro-forma information required under FAS 123, as they occurred. When estimating forfeiture rate, the Company considers historical pre-vesting forfeiture rates, historical employee attrition, and expected attrition rates to estimate forfeitures. The Company will adjust its estimates of forfeitures over the vesting period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

The Company calculates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model. The following average key assumptions were used in the model to value stock option grants for each respective period:

	Year Ended March 31,		
	2007	2008	**2009**
Stock option grants:			
Risk-free interest rate	4.70%	4.20%	**2.91%**
Expected lives in years	4.2	3.8	**4.0**
Expected volatility	27.80%	25.80%	**28.40%**
Dividend yield	0.00%	0.00%	**0.00%**
Weighted average grant date fair value of options granted	$15.85	$15.28	**$12.08**
Number of shares granted	370,825	12,500	**437,911**

The expected term for the Company's stock options was determined through analysis of historical data on employee exercises, vesting periods of awards, and post-vesting employment termination behavior.

Stock option activity

During the fiscal years ended March 31, 2007, 2008, and 2009, the Company granted 370,825, 12,500, and 437,911 stock options with a weighted average exercise price of $51.95, $58.12, and $44.64, respectively. The weighted average fair value of the stock option grants are in the valuation table above. During the fiscal years ended March 31, 2007, 2008, and 2009, participants exercised 560,071, 650,991, and 18,625 options for a total intrinsic value of $20.0 million, $19.5 million, and $0.4 million, respectively. Intrinsic value is calculated as the number of shares exercised times the Company's stock price at exercise less the exercise price of the option.

Restricted stock unit activity

During the fiscal years ended March 31, 2007, 2008, and 2009, the Company granted 137,925, 3,200, and 158,933 RSUs. The valuation of RSUs is determined as the fair market value of the underlying shares on the date of grant. The weighted average grant date fair value of RSUs granted for the fiscal years ended March 31, 2007, 2008, and 2009 was $51.57, $51.77, and $44.76, respectively. During the fiscal years ended March 31, 2007, 2008, and 2009, participants vested 0, 71,577, and 90,755 RSUs for a total intrinsic value of $0, $3.8 million, and $1.5 million, respectively. Of the 90,755 RSUs vested in fiscal 2009, 27,943 shares were withheld to satisfy minimum employee tax withholding. Intrinsic value is calculated as the number of shares vested times the Company's closing stock price at the vesting date.

Employee stock purchase rights activity

The weighted average fair value of employee stock purchase rights for shares purchased under the ESPP for the fiscal years ended March 31, 2008 and 2009 was $8.69 and $4.00, respectively.

The following table summarizes the changes in common stock options during fiscal 2009 for all of the stock incentive plans described above.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding, March 31, 2008	2,445,979	$42.17		
Granted	437,911	$44.64		
Exercised	(18,625)	$22.48		
Forfeited	(29,500)	$37.88		
Outstanding, March 31, 2009	**2,835,765**	**$42.73**	**4.75**	**$—**
Exercisable	**2,284,626**	**$41.28**	**4.79**	**$—**

The aggregate intrinsic value in the table above is the sum of the amounts by which the quoted market price of our common stock exceeded the exercise price of the options at March 31, 2009, for those options for which the quoted market price was in excess of the exercise price. This amount changes over time based on changes in the fair market value of the Company's stock. In fiscal 2009, 683,952 options vested.

There were 187,542 RSUs outstanding as of March 31, 2008. During the fiscal year ended March 31, 2009, 158,933 RSUs were granted, 90,755 RSUs vested, and 13,275 RSUs were forfeited. At March 31, 2009, 242,445 RSUs were outstanding. The weighted average fair value of RSUs granted during fiscal year 2009 was $44.76, the majority of which vest in four equal annual installments on the anniversary of the grant date.

The following table summarizes the activity under the ESPP for the periods presented:

	Year Ended March 31,		
	2007	2008	**2009**
Shares issued under ESPP	10,163	8,986	**14,844**
Weighted average purchase price (in thousands)	$43.06	$49.20	**$22.67**
Total cash received for ESPP purchases	$ 442	$ 447	**$ 337**
Weighted average purchase right fair value	$ 7.60	$ 8.69	**$ 4.00**
Total compensation expense (in thousands)	$ 77	$ 78	**$ 59**

Compensation expense

The Company recognized the following stock-based compensation expense in the statements of income line items for stock options and RSUs issued under its stock incentive plans and for shares issued under the ESPP according to FAS 123(R) for the fiscal years ended March 31, 2007, 2008, and 2009 (in thousands):

	Year Ended March 31,		
	2007	2008	**2009**
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 4,167	$ 4,558	**$ 4,273**
Member relations and marketing	2,753	2,599	**2,436**
General and administrative	5,080	5,406	**5,738**
Depreciation	—	—	**—**
Total costs and expenses	12,000	12,563	**12,447**
Income from operations	(12,000)	(12,563)	**(12,447)**
Net income	$ (7,933)	$ (8,380)	**$ (8,464)**

In addition, the Company recognized approximately $0.4 million, $0.5 million, and $0.1 million in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that employees recognized upon the exercise of non-qualified common stock options and RSUs in fiscal 2007, 2008, and 2009, respectively.

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

	Year Ended March 31,		
	2007	2008	**2009**
Stock-based compensation expense by award type:			
Stock options	$10,155	$ 8,933	**$ 7,209**
Restricted stock units	1,768	3,552	**5,179**
Employee stock purchase rights	77	78	**59**
Total stock-based compensation	$12,000	$12,563	**$12,447**

As of March 31, 2009, $17.2 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.6 years.

Tax benefits

The Company also incurred additional compensation deductions for tax reporting purposes, but not for financial reporting purposes, that increased the deferred tax asset to reflect allowable tax deductions. These tax deductions will be realized in the determination of the Company's income tax liability and therefore reduce the Company's future income tax payments. In connection with these transactions, the Company's deferred tax asset increased by approximately $6.9 million, $5.9 million, and $0.3 million in fiscal 2007, 2008, and 2009, respectively. Although the provision for income taxes for financial reporting purposes did not change, the Company's actual cash payments will be reduced as the deferred tax asset is utilized. Pursuant to FAS 123(R), the Company has reported the benefits of tax deductions in excess of recognized book compensation expense as a financing cash inflow in the accompanying consolidated statement of cash flows in fiscal 2008 and 2009. Approximately $5.9 million and $0.3 million of tax benefits associated with the exercise of employee stock options were recorded as cash from financing activities in fiscal 2008 and 2009, respectively.

NOTE 13. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases its headquarters space (the "Lease") under an operating lease that expires in 2019. Leasehold improvements related to the lease are depreciated over the term of the lease and totaled approximately $9.1 million, net, and $11.9 million, net, as of March 31, 2008 and 2009, respectively. The terms of the Lease contain provisions for rental escalation, and the Company is required to pay its portion of executory costs such as taxes, insurance, and operating expenses. The Company also leases small office spaces in Portland, Oregon, Austin, Texas, and San Francisco, California. The Oregon lease expires in June 2011, the Texas lease in March 2010, and the California lease in November 2012. The Company's aggregate future minimum lease payments, excluding rental escalation and executory costs, are as follows (in thousands):

Year Ending March 31,	
2010	$ 6,230
2011	6,117
2012	5,844
2013	5,677
2014	5,547
Thereafter	27,742
Total	$57,157

Rent and executory expense during the fiscal years ended March 31, 2007, 2008, and 2009 was approximately $5.5 million, $6.9 million, and $8.5 million, respectively.

Credit facility

In November 2006, the Company entered into a $20 million revolving credit facility with a commercial bank that can be used for working capital, share repurchases, or other general corporate purposes. Borrowings under the credit facility, if any, will be collateralized by certain of the Company's marketable securities and will bear interest at an amount based on the published LIBOR rate. The Company is also required to maintain an interest coverage ratio for each of its fiscal years of not less than three to one. The credit facility renews automatically each year until 2011, and can be increased at the request of the Company by as much as $10 million per year up to an aggregate maximum increase of $50 million. There have been no borrowings under the credit facility.

Benefit plan

The Company sponsors a defined contribution 401(k) plan (the "401(k) Plan") for all employees who have reached the age of twenty-one. Prior to March 1, 2009, the Company provided discretionary contributions equal to 50% of an employee's contribution up to a maximum of 4% of base salary. Effective March 1, 2009, the Company ceased to provide discretionary contributions to the 401(k) Plan. Contributions to the 401(k) Plan for the fiscal years ended March 31, 2007, 2008, and 2009 were approximately $0.9 million, $1.1 million, and $1.0 million, respectively.

Litigation

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is currently not a party to, and its property is not subject to, any material legal proceedings.

NOTE 14. SUBSEQUENT EVENTS

On May 28, 2009, the Company made a $1.0 million loan to an unrelated service provider that is secured by certain of its assets. The principal amount of the loan, together with interest thereon accruing at an annual rate of 4.75%, becomes due and payable on October 31, 2009. In addition, the entity issued to the Company as part of the transaction a warrant to purchase shares of its preferred stock. The warrant expires on May 29, 2014. The Company may enter into an agreement to license the service provider's technology in connection with a potential new membership program.

NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for the fiscal years ended March 31, 2008 and 2009 is as follows (in thousands, except per share amounts):

	Fiscal 2008 Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
Revenue	$51,104	$54,029	$55,912	$57,926
Income from operations	9,084	11,243	10,234	11,371
Income before provision for income taxes	10,621	12,797	11,863	12,793
Net income	$ 7,081	$ 8,536	$ 7,912	$ 8,533
Earnings per share:				
Basic	$ 0.39	$ 0.47	$ 0.44	$ 0.48
Diluted	$ 0.38	$ 0.45	$ 0.42	$ 0.47

	Fiscal 2009 Quarter Ended			
	June 30,	**September 30,**	**December 31,**	**March 31,**
Revenue	**$57,217**	**$57,625**	**$59,315**	**$56,203**
Income from operations	**8,287**	**7,033**	**7,761**	**5,868**
Income before provision for income taxes	**9,491**	**7,981**	**8,535**	**5,579**
Net income	**$ 6,330**	**$ 5,403**	**$ 5,830**	**$ 3,905**
Earnings per share:				
Basic	**$ 0.36**	**$ 0.32**	**$ 0.37**	**$ 0.25**
Diluted	**$ 0.36**	**$ 0.32**	**$ 0.37**	**$ 0.25**

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Advisory Board Company and Subsidiaries

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Employees, Code of Business Conduct and Ethics for Members of the Board of Directors and Code of Ethics for Finance Team Members. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent registered public accounting firm to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2009 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting, which is included herein.

Robert W. Musslewhite
Chief Executive Officer and Director
June 12, 2009

Michael T. Kirshbaum
Chief Financial Officer and Treasurer
June 12, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited The Advisory Board Company's internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Advisory Board Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Advisory Board Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2009, and our report dated June 12, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
June 12, 2009

STOCK PERFORMANCE GRAPH

The graph below compares the cumulative total stockholder return on our common stock from the date of our initial public offering through March 31, 2009, with the cumulative total return on the Russell 2000 Index, the Nasdaq Composite Index, and the S&P 500 Index for the same period. The graph assumes that $100 was invested in our common stock and in each of the other indexes on November 12, 2001, and that any dividends were reinvested. The comparisons in the graph below are based on historical data (with our common stock prices based on the closing price on the date of the initial public offering and thereafter) and are not intended to forecast the possible future performance of our common stock.

Comparison of the Cumulative Total Return Among The Advisory Board Company, the Russell 2000 Index, the S&P 500 Index, and the Nasdaq Composite Index

Comparison of Eight-Year Cumulative Total Return, Assumes Initial Investment of $100


$300
$250
$200
$150
$100
$50
$0
11.12.2001
3.31.2002
3.31.2003
3.31.2004
3.31.2005
3.31.2006
3.31.2007
3.31.2008
3.31.2009
The Advisory Board Company
Russell 2000 Index
S&P 500 Index
Nasdaq Composite Index

	The Advisory Board Company	Russell 2000 Index	S&P 500 Index	Nasdaq Composite Index
November 12, 2001	$100	$100	$100	$100
March 31, 2002	$171	$116	$103	$100
March 31, 2003	$184	$84	$78	$73
March 31, 2004	$193	$138	$105	$110
March 31, 2005	$230	$146	$112	$110
March 31, 2006	$294	$183	$125	$130
March 31, 2007	$267	$194	$140	$136
March 31, 2008	$289	$169	$133	$129
March 31, 2009	$87	$106	$82	$87

PAGE 11 IMAGE CREDIT: ISTOCK

BOARD OF DIRECTORS

Frank J. Williams
Executive Chairman,
The Advisory Board Company

Peter J. Grua † ‡
Director
Partner,
HLM Venture Partners

Robert W. Musslewhite
Director
Chief Executive Officer,
The Advisory Board Company

Leon D. Shapiro † ‡
Director
Senior Vice President,
Warner Music Group

Marc N. Casper †‡
Director
Executive Vice President and
Chief Operating Officer,
Thermo Fisher Scientific

Kelt Kindick* † ‡
Lead Director
Chief Financial Officer,
Bain & Company

Mark R. Neaman* ‡
Director
President and Chief Executive
Officer, North Shore University
Health System

LeAnne M. Zumwalt* ‡
Director
Vice President,
DaVita, Inc.

* Member of the Audit Committee of the Board of Directors
† Member of the Compensation Committee of the Board of Directors
‡ Member of the Governance Committee of the Board of Directors

EXECUTIVE OFFICERS

Robert W. Musslewhite
Chief Executive Officer
and Director

Frank J. Williams
Executive Chairman

David L. Felsenthal
President

Michael T. Kirshbaum
Chief Financial Officer
and Treasurer

Scott A. Schirmeier
Executive Vice President

Richard A. Schwartz
Executive Vice President

Evan R. Farber
General Counsel and
Corporate Secretary

Mary D. Van Hoose
Executive Director,
Career Management

Scott M. Fassbach
Chief Research Officer

CORPORATE INFORMATION

Annual Report on Form 10-K and Investor Contact
The information in this annual report is a summary and should be considered along with the Company's Annual Report on Form 10-K for the year ending March 31, 2009.

A copy of the Company's Form 10-K for the year ending March 31, 2009, filed with the Securities and Exchange Commission, is available without charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Michael T. Kirshbaum, Chief Financial Officer, at The Advisory Board Company, 2445 M Street, NW, Washington, DC 20037.

Common Stock Dividend Information
The common stock of The Advisory Board Company has been traded on the Nasdaq Stock Market under the symbol ABCO since the initial public offering on November 12, 2001. As of July 17, 2009, there were approximately 10,000 holders of the common stock, including twelve stockholders of record. The Company has not declared or paid any cash dividends on the common stock since the closing of its initial public offering, and it does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition and cash requirements.

Corporate Office
The Advisory Board Company
2445 M Street, NW
Washington, DC 20037
202-266-5600
www.advisoryboardcompany.com

Registrar and Transfer Agent
America Stock Transfer & Trust Company
10150 Mallard Creek Road
Suite #307
Charlotte, NC 28262
866-706-0150

Independent Registered Accountant
Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

This table sets forth, for the periods indicated, the high and low closing prices per share of the Company's common stock as reported on the Nasdaq Stock Market.

	High	Low
Fiscal year ending March 31, 2008		
First Quarter	$57.08	$46.70
Second Quarter	$60.61	$50.98
Third Quarter	$69.46	$58.33
Fourth Quarter	$65.80	$51.31
Fiscal year ending March 31, 2009		
First Quarter	$54.78	$39.33
Second Quarter	$40.42	$28.82
Third Quarter	$30.13	$19.14
Fourth Quarter	$22.47	$13.51

THE ADVISORY BOARD COMPANY
2445 M Street, NW • Washington, DC 20037
Telephone: 202.266.5600 • Fax: 202.266.5700
www.advisoryboardcompany.com